                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No 10)

                          2002 Target Term Trust, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   902106103
                                 (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                           Pittsford, New York 14534
                                 (716) 586-4680

          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 9, 1999
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
                                      [x]

                              (Page 1 of 4 pages)



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                                 SCHEDULE 13D

CUSIP No. 902106103                                           Page 2 of 4 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a Karpus Investment Management
     I.D.# 16-1290558
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                             (b) [x]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                     7   SOLE VOTING POWER

                         543,350
    NUMBER OF       ------------------------------------------------------------
     SHARES          8   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          ------------------------------------------------------------
    REPORTING        9   SOLE DISPOSITIVE POWER
     PERSON
      WITH               543,350
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     543,350
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.96%
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14   TYPE OF REPORTING PERSON*

     IA
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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ITEM 1   Security and Issuer
         -------------------
         Common Stock
         2002 Target Term Trust, Inc. ("TTR")
         1285 Avenue of the Americas
         New York, New York 10019
ITEM 2   Identity and Background
         -----------------------
         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director, Sophie Karpus, Director
         b) 14 Tobey Village Office Park, Pittsford, New York  14534
         c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments ).
         d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
            Karpus (the "Principals") or KIM has been convicted in
            the past 5 years of any criminal proceeding (excluding
            traffic violations).
         e) During the last five years non-of the Principals or KIM has been a party to a civil proceeding as a result of
            which any of them is subject to a judgment, decree, or
            final order enjoining future violations of or prohibiting
            or mandating activities subject to, federal
            with respect to such laws.
         f) Each of the Principals is a United States citizen.
             KIM is a New York State corporation.
ITEM 3   Source and Amount of Funds or Other Considerations
         --------------------------------------------------
         KIM, an independent investment advisor, has accumulated
         shares of TTR on behalf of Accounts that are managed by KIM
         ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from
         such Accounts.
ITEM 4   Purpose of Transaction
         ----------------------
         KIM has purchased shares for investment purposes. Being
         primarily a conservative, fixed income manager, with a
         specialty focus in the closed-end fund sector, the profile of
         TTR (being a conservative investment grade fund) fit the
         investment guidelines for various Accounts.
ITEM 5  Interest in Securities of the Issuer
        ------------------------------------
        a) As of the date of this Report, KIM owns 543,350 shares which represents 6.96 % of the outstanding Shares. George W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
        c)  Open market purchases and sales for the last 60 days.
      There have been no disposition and no acquisitions, other than by such open market purchases and sales during such period.

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      DATE       SHARES    PRICE PER           DATE      SHARES      PRICE PER
                           SHARE                                     SHARE
     12/1/98     -1700       14.25            1/4/99     -3000        14.25
     12/1/98      2100      14.125           1/12/99      -700        14.25
     12/4/98      2000      14.125           1/29/99      -250       14.187
    12/16/98     -2000     14.0625
    12/16/98      2000     14.0625
    12/21/98       800      14.125
    12/22/98       900      14.125
    12/23/98       100      14.125
    12/28/98     -1750       14.25
    12/28/98      -750      14.187
    12/31/98   -150000       14.25



ITEM 6   Contract, Arrangements, Understandings, or Relationships
         --------------------------------------------------------
         with Respect to Securities of the Issuer. Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.
ITEM 7   Materials to be Filed as Exhibits
         ---------------------------------
         Not applicable.


Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Karpus Management, Inc.


 February 9, 1999                  By: /s/ Scott Nasca
 ----------------                     ----------------------------------------
      Date                                        Signature
                                           Scott Nasca, Vice President
                                           ---------------------------
                                                 Name / Title